[JONES DAY LETTERHEAD]

November 1, 2016

BY EDGAR

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:     Chuy's Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 27, 2015
Filed March 10, 2016
Form 8-K filed August 2, 2016
File No. 001-35603

Ladies and Gentlemen:

On behalf of Chuy’s Holdings, Inc. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 27, 2016.  For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response.
Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 43

1.
We note that you carried out an evaluation of disclosure controls and procedures as defined by Rule 13a-15(e) of the Securities and Exchange Act of 1934. However, your statement regarding the effectiveness of disclosure controls and procedures only includes a portion of this definition. Please revise your disclosure in future filings to conclude on the effectiveness of disclosure controls and procedures either using the full definition or by providing a reference to the full definition as you have done in the first sentence of your Item 9A disclosure.

Response:    The Company acknowledges the Staff’s comment and undertakes to revise its disclosure in future filings.

November 1, 2016

Form 8-K filed August 2, 2016

Exhibit 99.1

2.
We note your presentation of restaurant-level EBITDA and restaurant-level EBITDA margin, which exclude general and administrative expenses and restaurant pre-opening costs. Please explain to us how you concluded that these are not normal, recurring cash operating expenses necessary to operate your business. In your response, please substantiate your disclosure that restaurant-level EBITDA is widely used within the restaurant industry and explain why these expenses are not considered to be part of your core operating performance. Please refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations the Division issued on May 17, 2016 (i.e., non-GAAP C&DIs).

Response:    The Company acknowledges the Staff’s comment and advises the Staff that the Company has reviewed Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. The Company believes its presentation of restaurant-level EBITDA is not misleading because (1) its presentation complies with Regulation G and Item 10(e) of Regulation S-K and (2) the Company presents this non-GAAP measure as a supplement to, and not a substitute for, net income computed in accordance with GAAP.

As discussed in the Company’s response to comment 37 in the Staff’s letter dated August 31, 2011, the Company uses restaurant-level EBITDA in evaluating the Company’s operating performance and believes it is useful to investors to evaluate restaurant level-productivity, efficiency and performance. As restaurant-level performance measures are focused on restaurant-level operations, the Company believes that the exclusion of general and administrative expenses from the calculation of restaurant-level EBITDA is useful to investors because these expenses are not restaurant-level expenses. In addition, pre-opening costs are incurred only when new locations are opened, and would not be incurred at all if only existing stores were operated going forward. As a supplement to GAAP measures that include the effect of both general and administrative expenses and pre-opening costs the Company believes that restaurant-level EBITDA is a useful measure of operating performance at the restaurant-level. The Company believes that its presentation of restaurant-level EBITDA is transparent and balanced, as well as being consistent with disclosures provided in its filings with the Commission since before the Company’s initial public offering.
The Company believes restaurant-level EBITDA and restaurant-level EBITDA margin are widely used within the restaurant industry and has provided supplementary materials to the Staff to support this belief.

3.
Additionally, you characterize restaurant pre-opening costs as non-recurring. Please note that items may not be identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that is reasonably likely to recur within two years or there was a similar charge or gain recognized within the prior two years. Notwithstanding the resolution of the above comment, please revise future filings to

November 1, 2016

remove the reference to pre-opening costs as non-recurring pursuant to Question 102.03 of the non-GAAP C&DIs.

Response:    The Company acknowledges the Staff’s comment and undertakes to remove the reference to pre-opening costs as non-recurring in future filings.

* * * * * * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at
512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:	Jon W. Howie, Vice President and Chief Financial Officer, Chuy’s Holdings, Inc.